China Jo-Jo Drugstores Holdings, Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

People’s Republic of China 310008

May 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	China Jo-Jo Drugstores Holdings, Inc.
Registration Statement on Form F-4, as amended
File No. 333-256176

Ladies and Gentlemen:

China Jo-Jo Drugstores Holdings, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Friday, May 28, 2021, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Ming Zhao
Ming Zhao
Chief Financial Officer

cc:    Elizabeth Fei Chen, Esq.